February 7, 2014

Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	SmooFi, Inc. Registration Statement on Form S-1 Filed January 7, 2014 File No. 333-193220

Dear Mr. Spirgel,

SmooFi, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated January 31, 2014. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We acknowledge the Staff’s comment and will include the following disclosure in the Amended Form S-1:

“We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.”

2. We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

We agree with your comment and have cross referenced the underlying factual support or deleted the reference. None of these reports have been prepared specifically for this filing.

Prospectus Cover Page

3. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and

- Has no market for its shares.

We agree with your comment and have included the following throughout the Prospectus

Since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and

- Has no market for its shares.

4. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

We agree with your comment and have disclosed the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

5. We believe that you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Currently, we feel we are not a shell for the following reasons.

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company. Were we not to be considered a development stage company we would still not be considered a shell. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

  entering into agreements with customers, vendors, manufacturers, etc.;
  filing patent, trademark, and copyright applications with respect to the company’s intellectual property;
  executing license or sublicense agreements with respect to the company’s intellectual property;
  entering into product development agreements or similar agreements for the development of a product or service;
  hiring employees; and
  incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent hundreds of man hours in producing its web portal The Company is pursuing contracts with customers and manufacturers. It has acquired a significant asset. It has hired personnel to pursue operations. It has received significant debt financing.

Prospectus Summary, page 5

6. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. For example, we note your disclosure on page 10 that believe that it will take $100,000 to develop your current business plan and that as of December 31, 2013, you had a $212,570 cash balance, but you disclose that “you have no current sources of funds to undertake your business plan…” Please explain why your current cash on hand is insufficient to execute on your business plan.

We agree with your comment and have revise the description description of the business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. Additionally we have taken out unclear language.

7. Please summarize how you intend to generate revenue from your operations.

We intend to generate revenue by charging $1 for each transaction from the service requestor upon listing of the available job.. Additionally, we will charge advertising fees on the platform and advertising fees every time an email or mobile text message (SMS) is sent to a service provider and the service requestor.

8. Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting. For example, we note that the estimated cost for this offering exceeds $55,000.

We agree with your comment and have included the positives and negatives for becoming public.

9. We note your statement on page 7 that you “plan to find a market maker” to facilitate your quotation on the OTCBB. However, on page 15, you state that a market maker has agreed to file an application to FINRA on your behalf. Please reconcile.

We agree with your comment and have reconciled it. We have not found a market maker.

Risk Factors, page 6

10. We note that your sole officer and director has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

We agree in part to your comment. We have increased the disclosure of Mr. Clarke’s accounting and financial statement preparation.

11. Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

As discussed on page 41 Mr. Clark ran a publicly reporting company with the Securities and Exchange Commission and have increased the disclosure of Mr. Clarke’s experience.

12. Overall, please revise this section to eliminate generic risks and risks that do reflect that you are a development stage business. For example, the risk factor “Fluctuations in our financial results may make quarterly comparisons and financial forecasting difficult.” However, we note that your operations have not generated any revenue to date. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflect your state of development.

We agree with the comment and have eliminated various generic risks and risks that do not reflect the company’s current status.

All of our presently issued and outstanding common shares…, page 18

13. As discussed above, please revise this risk factor to account for the implications of being designated a shell company.

We included a risk factor to account for the implications if we were deemed a shell in the future.

Market for Securities, page 24

14. We note your statement that you are not classified as a “shell company.” As stated above, we believe you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act.

Please see response to comment number four.

Business, page 34

Smoofi Revenue Model, page 37

15. We note your disclosure that you intend to charge a $1 fee per closed listing. However, on page 28, you disclose that you will receive a $1 to 10 fee for each transaction from the service requestor “based on the amount of the service.” Please clarify how your per transaction fee will be calculated.

We agree with your comment and have revised the disclosure accordingly.

SmooFi will receive $1 for each transaction from the service requestor upon listing of the available job.

Where You Can Find More Information, page 54

16. Please advise us whether you will register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants and you may not have an ongoing periodic reporting obligation.

Upon becoming effective, we plan to register our common stock under Section 12(g) of the Exchange Act by filing a Form 8-A.

Exhibits

5.1

17. We note that in rendering its legal opinion, your counsel assumed, without investigation, “the due authorization” of the documents examined in connection with rendering the opinion. We believe that “due authorization” is one of the material facts underlying the opinion and assumptions that are overly broad are inappropriate. Please ask your counsel to explain and support supplementally the assumption referenced above or delete it from its opinion everywhere that it appears. For guidance, please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Our counsel has deleted it from their opinion everywhere it appears.

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Sean Clarke, Chief Financial Officer at (949) 973-0684 or Eric Stoppenhagen, Legal Counsel, at (949) 903-0468 if you have questions or need additional information.

Sincerely,

SmooFi, Inc.

/s/ Sean Clarke

Sean Clarke, CFO